Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium to Provide Climate Pro Technology to Customers under

Agency Agreement with Monsanto

June 25, 2014—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) announced today that Monsanto has entered into a one season, non-exclusive agency agreement with Agrium to offer the use of Monsanto’s Climate Pro platform to Crop Production Service’s (“CPS”) grower customers. The Climate Pro technology will complement CPS’s existing comprehensive precision agriculture products and services offering, known as Echelon. Agrium will provide further details on the growth strategy for Echelon precision agriculture in the second half of 2014.

About Agrium

Agrium Inc. is a major global crop input Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

About Monsanto Company

Monsanto Company is a leading global provider of technology-based solutions and agricultural products that improve farm productivity and food quality. Monsanto remains focused on enabling both small-holder and large-scale farmers to produce more from their land while conserving more of our world’s natural resources such as water and energy. To learn more about our business and our commitments, please visit: www.monsanto.com. Follow our business on Twitter® at www.twitter.com/MonsantoCo, on the company blog, Beyond the Rows at www.monsantoblog.com, or subscribe to our News Release RSS Feed.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” and “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to our strategies, objectives and expectations, including with respect to future operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

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